FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

                                                                                           Contact:   Lynn Martenstein or Dan Mathewes                                                                                                                                  (305) 539-6570 or (305) 539-6153

                                                                                                             For Immediate Release

ROYAL CARIBBEAN CRUISES LTD. REPORTS IMPACT OF HURRICANES AND
PROVIDES FULL YEAR 2004 EARNINGS ESTIMATE

MIAMI – October 4, 2004 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today commented on the financial impact of the unusual spate of hurricanes this summer. The hurricanes impacted sailings which ended in both the third and fourth quarters. As a result, the company expects an impact of $0.10 to its third quarter earnings and $0.02 to $0.03 to its fourth quarter earnings.

A portion of the impact is attributable to lost revenue and a portion to an increase in expenses. The impact of these expenses in the third quarter is expected to be partially offset by a shift in the timing of certain expenses from the third to fourth quarter.

Partially mitigating the financial impact of the hurricanes have been strong bookings for the summer. As a result, the company now estimates that Net Yields for the third quarter of 2004 will be slightly better than the company’s previous forecast of an increase in the range of 10% to 11%.

Based upon these expectations, management anticipates 2004 earnings per share to be in the range of $2.25 to $2.35 despite the unusual events of the summer. The company intends to provide more information on the outlook after the conclusion of the quarter’s financial close.

The company’s earnings release will be issued on October 21, 2004. A conference call with analysts has been scheduled for 10 a.m. that day, and can be heard by all interested parties at the company’s investor relations web site, www.rclinvestor.com. Visual aids relating to the call also will be available at the web site. A replay of the webcast will be available at the same site for a month following the call.

Terminology

Available Passenger Cruise Days

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Yields

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Yields

Net Yields represent Gross Yields excluding commissions, transportation and other expenses and onboard and other expenses per Available Passenger Cruise Day. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Gross Cruise Costs

Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

Net Cruise Costs

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 29 ships in service and two under construction. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition (including cruise industry competition), changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in our stock price, interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean Cruises Ltd.‘s filings with the Securities and Exchange Commission. The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this news release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) BY: /S/ LUIS E. LEON —————————————— Luis E. Leon Executive Vice President and CFO

Date: October 4, 2004